FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 19, 2007

Item 3: News Release:

A news release dated and issued on March 19, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. and CanAm Uranium Corp. (formerly Boulder Creek Exploration Inc.) announces that the first phase of a $500,000 work program will be commencing on the Bancroft Uranium Project.

Item 5: Full Description of Material Change:

Havelock
Bruton
McClure
78°00'W
Maynooth
Mont Eagle
Ontario
Ottawa
Map Area
Toronto
Guilford
Harcourt
Herschel
Baptiste Lake
C.N.R.
N
Dysart
Dudley
Dungannon
HALIBURTON
Haliburton
Wilberforce
McLean-Hogan
Silver Crater Mines, Limited
Baumhour-Campbell Properties
Bancroft
Cardiff
Halo Uranium Mines, Limited
Faraday Mines, Limited
Greyhawk Uranium Mines, Limited
Bicroft Uranium Mines, Limited
45°00'W
Empire Oil and Minerals, Incorporated
Canada Radium Corporation, Limited
Paudash Lake
Faraday
Tory Hill
Saranac
Monmouth
Canadian All Metals, Limited
Canadian Dyne
0 2 4 6 8 10
Kilometres
Amalgamated Rare Earth #2
Glamorgan
Snowdon
Gooderham
C.N.R.
Eels Lake
Chandos
Bancroft Option Property
Past Producer

Figure 1
El Nino Ventures Inc.
Bancroft Option
Bancroft, Southeastern Ontario
Location Map
May 2005

March 19, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) and CanAm Uranium Corp. (OTCBB: CAUI.OB) (formerly Boulder Creek Exploration Inc.) are pleased to announce that the first phase of a $500,000 work program will be commencing on the Bancroft Uranium Project. This work program will consist of 1650 meters of drilling on a property that was once home to four past producing mines, producing a total of 14,862,653 lbs. U3O8 between 1956 -- 1982. Subject to results, a follow up drill program is planned.

This work program is the result of an agreement signed with CanAm Uranium formerly, Boulder Creek Exploration Inc. in November 2006. Under the terms of this agreement, El Nino will receive 275,000 shares of CanAm Uranium Corp., and cash payments totaling CDN $125,000. CanAm Uranium Corp. can earn in a 60 percent interest by committing CDN $1,000,000 over the next two years, and could earn up to 80 percent of the project by issuing a further 300,000 shares and spending an additional CDN $1,500,000.

About CanAm Uranium Corp.

CanAm Uranium Corp, is a Nevada incorporated junior resource company with a corporate objective focused on the strategic acquisition and development of exploration properties in well-known prolific mining areas, especially known for Uranium, of Canada, Southern Africa, Australia and the United States.

About El Niño Ventures Inc.

El Niño is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in Bathurst, New Brunswick, Canada.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 19th day of March 2007.